EXHIBIT 99.2
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                THREE MONTHS ENDED
                                                                                              MARCH 31     MARCH 31
(UNAUDITED)                                                                                       2005         2004
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)                                            $            $
--------------------------------------------------------------------------------------------------------------------
Sales                                                                                            1,434        1,355
--------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                                            1,057          997
Distribution costs                                                                                 153          147
Countervailing and anti-dumping duties                                                              19           23
Selling, general and administrative expenses                                                        46           46
Mill closure elements (note 3)                                                                      --            7
Amortization of plant and equipment                                                                137          148
Amortization of intangible assets                                                                    4            4
--------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                                                  18          (17)
Financial expenses (note 4)                                                                         96           93
Loss on translation of foreign currencies                                                           28           42
Other expenses                                                                                       2            4
--------------------------------------------------------------------------------------------------------------------
Loss from continuing operations before the following items                                        (108)        (156)
Income tax recovery                                                                                (63)         (45)
Share of earnings from investments subject to significant influence                                 --            3
Non-controlling interests                                                                           (6)           2
--------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                                                    (51)        (106)
Earnings from discontinued operations                                                               --           75
--------------------------------------------------------------------------------------------------------------------
Loss                                                                                               (51)         (31)
====================================================================================================================

Per common share (basic and diluted)
  Loss from continuing operations                                                                (0.12)       (0.24)
  Loss                                                                                           (0.12)       (0.07)
====================================================================================================================


Weighted average number of common
      shares outstanding (in millions)                                                             440          440
====================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                                THREE MONTHS ENDED
                                                                                              MARCH 31     MARCH 31
(UNAUDITED)                                                                                       2005         2004
(IN MILLIONS OF CANADIAN DOLLARS)                                                                    $            $
--------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                                                      (481)        (401)
Loss                                                                                               (51)         (31)
Dividends declared                                                                                 (11)         (11)
--------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                            (543)        (443)
====================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

                                                                                                THREE MONTHS ENDED
                                                                                              MARCH 31     MARCH 31
(UNAUDITED)                                                                                       2005         2004
(IN MILLIONS OF CANADIAN DOLLARS)                                                                    $            $
--------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Loss from continuing operations                                                                    (51)        (106)
Amortization                                                                                       141          152
Future income taxes                                                                                 11          (52)
Loss on translation of foreign currency long-term debt                                              20           46
Employee future benefits, excess of disbursements over expense                                     (21)         (15)
Gain on disposal of investment                                                                      (2)          --
Share of earnings from investments subject to significant influence                                 --           (3)
Non-controlling interests                                                                            6           (2)
Other non-cash items                                                                                 6            9
--------------------------------------------------------------------------------------------------------------------
                                                                                                   110           29
Changes in non-cash operating working capital components                                          (199)        (126)
--------------------------------------------------------------------------------------------------------------------
Cash flows used in continuing operating activities                                                 (89)         (97)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                                         754          239
Repayment of long-term debt                                                                       (559)        (137)
Financing fees                                                                                      (7)          --
Dividends paid to shareholders                                                                     (11)         (22)
Dividends and cash distributions paid to non-controlling interests                                  (5)          --
Cash contributions by non-controlling interests                                                     --            3
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations                                      172           83
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                                         (58)         (69)
Business acquisition, net of cash and cash equivalents (note 2)                                    (13)          --
Acquisition of non-controlling interests                                                            (1)          --
Net proceeds on disposal of discontinued operations                                                 --          112
Investments                                                                                         --           (3)
Other                                                                                               (2)          --
--------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations                            (74)          40
--------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the period                                              9           26
Foreign currency translation adjustment on cash                                                      1            4
Cash and cash equivalents, beginning of period                                                     135           53
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                           145           83
====================================================================================================================

See accompanying Notes to consolidated financial statements

      Components of the changes in non-cash operating working capital
         Accounts receivable                                                                      (100)         (85)
         Inventories                                                                               (59)         (37)
         Prepaid expenses                                                                           (4)          (7)
         Accounts payable and accrued liabilities                                                  (36)           3
                                                                                        ----------------------------
                                                                                                  (199)        (126)
                                                                                        ----------------------------

      Cash outflows (inflows) during the period related to
         Interest on long-term debt                                                                116          113
         Income taxes                                                                              (36)           2
                                                                                        ----------------------------
                                                                                                    80          115
                                                                                        ----------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                                                              MARCH 31  DECEMBER 31
(UNAUDITED)                                                                                       2005         2004
(IN MILLIONS OF CANADIAN DOLLARS)                                                                    $            $
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                          145          135
Accounts receivable                                                                                582          477
Inventories                                                                                        793          727
Prepaid expenses                                                                                    67           63
--------------------------------------------------------------------------------------------------------------------
                                                                                                 1,587        1,402

Property, plant and equipment                                                                    5,750        5,822
Intangible assets                                                                                  491          474
Employee future benefits                                                                           198          176
Future income taxes                                                                                387          392
Other assets                                                                                       145          148
Goodwill                                                                                         1,373        1,373
--------------------------------------------------------------------------------------------------------------------
                                                                                                 9,931        9,787
====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                           908          960
Long-term debt due within one year                                                                 183          594
--------------------------------------------------------------------------------------------------------------------
                                                                                                 1,091        1,554

Long-term debt (note 5)                                                                          4,977        4,340
Employee future benefits                                                                           152          150
Future income taxes                                                                                911          899
Non-controlling interests                                                                          118          118

SHAREHOLDERS' EQUITY
Capital stock                                                                                    3,518        3,517
Contributed surplus                                                                                 28           26
Deficit                                                                                           (543)        (481)
Foreign currency translation adjustment                                                           (321)        (336)
--------------------------------------------------------------------------------------------------------------------
                                                                                                 2,682        2,726
--------------------------------------------------------------------------------------------------------------------
                                                                                                 9,931        9,787
====================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                                         OPERATING      ADDITIONS TO         SALES
THREE MONTHS ENDED MARCH 31, 2005            SALES    AMORTIZATION   PROFIT (LOSS)(1) CAPITAL ASSETS(2)     VOLUME
-----------------------------------------------------------------------------------------------------------------------
                                                 $               $               $                 $
Newsprint                                      782              81               9                41        1,105  (a)
Commercial printing papers (3)                 402              47             (13)               11          469  (a)
Wood products (4)                              250              13              22                 6          525  (b)
-----------------------------------------------------------------------------------------------------------------------
Continuing operations                        1,434             141              18                58
=======================================================================================================================

Three months ended March 31, 2004
-----------------------------------------------------------------------------------------------------------------------
Newsprint                                      786              94              --                20        1,140  (a)
Commercial printing papers (3)                 365              44             (16)               46          437  (a)
Wood products (4)                              204              14              (1)                3          488  (b)
-----------------------------------------------------------------------------------------------------------------------
Continuing operations                        1,355             152             (17)               69
=======================================================================================================================

(1) Operating profit (loss) for the "Newsprint" segment for the three months ended March 31, 2005 includes $8 million for an early retirement program ($3 million of mill closure elements for the three months ended March 31, 2004). Operating profit (loss) for the "Commercial printing papers" segment for the three months ended March 31, 2004 includes mill closure elements of $4 million (there were no such costs for the three months ended March 31, 2005).
(2)  Capital assets include property, plant and equipment and intangible assets.
(3)  Previously reported as "Value-added groundwood papers".
(4) Wood products sales are presented net of inter-segment sales of $45 million for the three months ended March 31, 2005 ($45 million for the three months ended March 31, 2004).

     (a) in thousands of tonnes
     (b) in millions of board feet

                                                                                          MARCH 31    DECEMBER 31
                                                                                              2005           2004
TOTAL ASSETS                                                                                     $              $
-------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                    6,089          6,015
Commercial printing papers (3)                                                               3,028          2,977
Wood products                                                                                  814            795
-------------------------------------------------------------------------------------------------------------------
                                                                                             9,931          9,787
===================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2004, except for the following:


     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     Effective January 1, 2005, the Company adopted Accounting Guideline ("AcG") AcG-15, CONSOLIDATION OF VARIABLE INTEREST Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline had no impact on the Company's consolidated financial statements.


2.   BUSINESS ACQUISITION

     During the quarter, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc., in which the Company previously had a 43% interest. The sawmill is located in Quebec.

     The results of the acquired business have been included in the consolidated financial statements since January 1, 2005. The fair value of the net assets acquired was as follows:

                                                                                           $
       --------------------------------------------------------------------------------------
       Net assets acquired
           Current assets                                                                  8
           Property, plant and equipment                                                   5
           Chips supply access                                                            21
           Current liabilities                                                            (1)
           Long-term debt                                                                 (1)
           Future income taxes                                                            (8)
       --------------------------------------------------------------------------------------
       Fair value of net assets acquired                                                  24
       ======================================================================================

       Consideration paid
           Cash (net of cash and cash equivalents)                                        13
           Carrying amount of existing investment in Gestofor Inc.                        11
       --------------------------------------------------------------------------------------
                                                                                          24
       ======================================================================================

3.   MILL CLOSURE ELEMENTS

     The following table provides a reconciliation of the mill closure elements provision for the period:

                                                                          THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                          2005          2004
                                                                             $             $
       --------------------------------------------------------------------------------------
       Mill closure elements provision, beginning of period                 17            62
       Mill closure elements incurred during the period                     --             7
       Payments                                                             (8)          (27)
       --------------------------------------------------------------------------------------
       Mill closure elements provision, end of period                        9            42
       ======================================================================================

     The Company expects to pay the balance of the provision for mill closure elements in 2005.


4.   FINANCIAL EXPENSES

                                                                          THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                          2005          2004
                                                                             $             $
       --------------------------------------------------------------------------------------
       Interest on long-term debt                                           95            91
       Amortization of deferred financing fees                               2             2
       Write-off of unamortized financing fees and premium on early
          retirement of debt                                                 6            --
       Interest income                                                     (10)           (1)
       Other                                                                 3             1
       --------------------------------------------------------------------------------------
                                                                            96            93
       ======================================================================================

5.   LONG-TERM DEBT

     On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of the US$401 million of 8.30% notes due August 1, 2005. In addition, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due December 15, 2006.


6.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefits costs for the period:

                                                                          THREE MONTHS ENDED
                                                                                    MARCH 31
                                                                          2005          2004
                                                                             $             $
       --------------------------------------------------------------------------------------
       Pension expense - defined contribution plans                          4             4
       Defined benefit pension and other benefit costs                      29            17
       --------------------------------------------------------------------------------------
                                                                            33            21
       ======================================================================================

7.   COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.